

UI 13013089

SEC SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response.... 12.00

SEC FILE NUMBER
8-28666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2012_____ AND ENDING _____December 31, 2012_____
　　　　　　　　　　　　　　　　　　　　　Date　　　　　　　　　　　　　　　　　　　　　Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　　　BedRok Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

555 Theodore Fremd Avenue - Suite C-301
　　　　　　　　　　　　　　　(No. and Street)

Rye　　　　　　　　　　　NY　　　　　　　　　10580
(City)　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Caplan　　　　　　　　　　　　　　　914-740-1501
　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200　　East Hanover　　　　　　　　　　NJ　　　07936
(Address)　　　　　　　　　　　　　(City)　　　　　　　　　　　(State)　　(Zip Code)

CHECK ONE

　☑ Certified Public Accountant

　☐ Public Accountant

　☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*　*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BEDROK SECURITIES LLC

ANNUAL AUDITED REPORT
FORM X-17X-5
PART III

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

 FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

BEDROK SECURITIES LLC

ANNUAL AUDITED REPORT
FORM X-17X-5
PART III

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

OATH OR AFFIRMATION

I, __Richard J. Caplan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of __BedRok Securities LLC__

as of __December 31, 2012__ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

Signature

Notary Public

President
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n)

   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☑ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BEDROK SECURITIES LLC

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
of BedRok Securities LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of BedRok Securities LLC, as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM

OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BedRok Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 25, 2013

BEDROK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$	104,033
Securities owned, at fair value		4,858,677
Due from clearing broker		1,480,205
Deposit with clearing organization		250,000
Due from Parent		288,269
Accrued interest receivable		73,513
Property and equipment, net		189,995
Other assets		89,541
	$	7,334,233

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Securities sold, not yet purchased, at fair value	$	188,680
Accounts payable and accrued expenses		2,519,720
		2,708,400

Commitments

Member's equity		4,625,833
	$	7,334,233

See notes to financial statements.

3

BEDROK SECURITIES LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

Revenues

Trading income	$ 29,653,623
Interest income	2,220,114
	31,873,737

Operating expenses

Employee compensation and benefits	26,822,853
Market data	2,308,843
Travel and entertainment	807,057
Clearing costs	383,355
Occupancy cost	302,877
Regulatory and SIPC fees	234,929
Interest expense	150,316
Depreciation and amortization	82,176
Other operating expenses	578,497
	31,670,903
Net income	$ 202,834

See notes to financial statements.

BEDROK SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$	5,227,280
Net income		202,834
Member distributions		(804,281)
Balance, December 31, 2012	$	4,625,833

See notes to financial statements.

BEDROK SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Net income	$	202,834
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		82,176
Changes in assets and liabilities		
Securities owned		3,833,088
Other assets		(2,715)
Due from clearing broker		(1,999,849)
Accrued interest receivable		(73,513)
Securities sold, not yet purchased		(633,225)
Accounts payable and accrued expenses		(2,093,268)
Net cash used in operating activities		(684,472)
Cash flows from investing activities		
Due from Parent		(383,921)
Cash flows from financing activities		
Member distributions		(804,281)
Net decrease in cash		(1,872,674)
Cash, beginning of year		1,976,707
Cash, end of year	$	104,033
Supplemental cash flow disclosures		
Interest paid	$	150,316

See notes to financial statements.

BEDROK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

BedRok Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's parent company, CapRok Capital LLC (the "Parent"), is owned by two members. The Company operates sales offices in New York and Texas and acts as a broker and dealer of products consisting primarily of asset backed securities, corporate bonds and stocks.

The Company has an agreement with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation and Amortization

Property and equipment are depreciated on a straight-line basis over their estimated useful lives which range from five to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remaining life of the lease, which is four years.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

BEDROK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All income or losses will be reported on the member's income tax return.

Federal, state and local income tax returns for all years prior to 2009 are no longer subject to examination by tax authorities.

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Subsequent Events
These financial statements were approved by management and available for issuance on February 25, 2013. Management has evaluated subsequent events through this date.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Asset backed securities	$ 4,592,447	$ -
Equities	181,535	188,680
Corporate bonds	54,779	-
Exchange traded products	29,916	-
	$ 4,858,677	$ 188,680

Generally, for all trading securities and, to the extent possible, for debt securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions. Asset backed securities and corporate bonds are valued using level 2 inputs. Equities and exchange traded products are valued using level 1 inputs.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 198,609
Furniture and fixtures	73,473
Computer and office equipment	101,218
Leasehold improvements	67,354
	440,654
Less - Accumulated depreciation and amortization	250,659
	$ 189,995

4 - OTHER ASSETS

Other assets consist of the following:

Prepaid insurance	$	57,206
Prepaid expenses - other		32,335
	$	89,541

5 - DUE FROM CLEARING BROKER

The due from clearing broker is comprised of amounts the clearing broker owes the Company for transactions previously consummated.

6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

Accounts payable	$	122,205
Accrued payroll expenses		2,062,097
Accrued deferred compensation plans		214,991
Accrued other		120,427
	$	2,519,720

7 - COMMITMENTS

The Parent is obligated under a non-cancelable operating lease for property located in Rye, NY which is the Company's primary corporate office. The Company does not have an executed sub-lease agreement with the Parent for this location, but is responsible for making monthly rent payments to the landlord. The Parent shall have the option to terminate the lease at any time after March 1, 2014 provided that it gives the Landlord prior notice of its election to terminate in accordance with the terms of the lease agreement.

BEDROK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

7 - COMMITMENTS (Continued)

Total minimum future annual rentals under the verbal agreement, exclusive of real estate taxes and related costs, are as follows:

Year Ending December 31,	
2013	$ 289,591
2014	298,241
2015	307,188
2016	316,449
2017	53,000
	$ 1,264,469

Rent expense under the lease was $285,280 for the year ended December 31, 2012.

The Company was obligated under a non-cancelable operating lease for an office facility located in Dallas, Texas. The lease terminated in May, 2012, however the Company continued to rent on a month to month basis until September, 2012. Total rent expense for this location was $17,597 for the year ended December 31, 2012.

8 - RETIREMENT PLANS

The Company maintains a 401(k) deferred compensation plan, which covers substantially all employees. Participants are permitted, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. During 2012, the Company contributed $81,057 to the plan.

9 - RELATED PARTY TRANSACTION

Certain expenses were paid by the Company on the Parent's behalf during 2012. As of December 31, 2012, the Company has a balance of $288,269 due from the Parent relating to these expenses.

10 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2012, the Company had net capital of $3,315,727, which exceeded requirements by $3,147,746. The ratio of aggregate indebtedness to net capital was .76 to 1.

11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

12 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

BEDROK SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Computation of net capital

Total member's equity	$ 4,625,833
Less - Non-allowable assets	
Due from Parent	(288,269)
Property and equipment	(189,995)
Other assets	(89,541)
Net capital before haircuts on securities positions	4,058,028
Haircuts and undue concentrations	(742,301)
Net capital	$ 3,315,727

Computation of aggregate indebtedness

Accounts payable and accrued expenses	
includable in aggregate indebtedness	$ 2,519,720
Aggregate indebtedness	$ 2,519,720

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 167,981
Minimum dollar requirement	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 167,981

Excess net capital	$ 3,147,746
Excess net capital at 1000 percent	$ 3,063,755
Ratio: aggregate indebtedness to net capital	.76 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)	$ 3,342,675
Net capital, as reported in Company's Part II (unaudited) Focus report	
Increases (decreases) resulting from December 31, 2012 audit adjustments, net	(26,948)
Net capital, as included in this report	$ 3,315,727

BEDROK SECURITIES LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member of
of BedRok Securities LLC

In planning and performing our audit of the financial statements of BedRok Securities LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 25, 2013



BEDROK SECURITIES LLC

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2012



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

BEDROK SECURITIES LLC

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2012



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
of BedRok Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by BedRok Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BedRok Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BedRok Securities LLC's management is responsible for BedRok Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2013

1

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

BEDROK SECURITIES LLC

**SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS**

YEAR ENDED DECEMBER 31, 2012

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2012		$ 76,778
Payment schedule:		
Overpayment from prior year amended SIPC-7		397
SIPC-6	7/30/2012	35,253
SIPC-7	1/12/2013	41,801
Overpayment applied to 2013		$ (673)

See independent accountants' report on applying agreed-upon procedures.